UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED December 31, 2009

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM              TO

Commission file number 0-11559

AMERICANWEST BANK 401(K) RETIREMENT SAVINGS PLAN

(Full title of the plan and the address of the plan, if different from that of the issuer named below:)

AMERICANWEST BANCORPORATION

41 West Riverside, Suite 300

Spokane, Washington 99201

(Name of issuer of the securities held pursuant to the plan

and the address of its principal executive office)

REQUIRED INFORMATION

PAGE
ITEM 1. Not Applicable

ITEM 2. Not Applicable

ITEM 3. Not Applicable

ITEM 4.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM 2009	1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM 2008	2

FINANCIAL STATEMENTS
Statements of Net Assets Available for Benefits	3
Statements of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5–13

SUPPLEMENTAL SCHEDULE REQUIRED BY THE DEPARTMENT OF LABOR
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)	15

EXHIBITS
23.1 Consent of Independent Registered Public Accounting Firm 2009
23.2 Consent of Independent Registered Public Accounting Firm 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee

AmericanWest Bank 401(K)

    Retirement Savings Plan

Spokane, Washington

We have audited the accompanying statement of net assets available for benefits of AmericanWest Bank 401(k) Retirement Savings Plan as of December 31, 2009, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the AmericanWest Bank 401(k) Retirement Savings Plan as of December 31, 2009, and the changes in net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at year end is presented for purposes of additional analysis, and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Spokane, Washington

June 28, 2010

1

Report of Independent Registered Public Accounting Firm

To the Board of Trustees of the

AmericanWest Bank 401k Retirement Savings Plan

Spokane, Washington

We have audited the accompanying statement of net assets available for benefits of the AmericanWest Bank 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO Seidman, LLP

Spokane, Washington

June 29, 2009

2

AMERICANWEST BANK 401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2009 AND 2008

	As of December 31,
	2009	2008
ASSETS
Investments, at fair value:
Cash and cash equivalents	$47,637	$85,947
Mutual funds	12,375,630	9,878,166
Collective investment trust	2,214,974	2,321,391
Common stock of AmericanWest Bancorporation	234,862	341,698
Participant loans	18,556	31,725

Total investments, at fair value	14,891,659	12,658,927

Receivables:
Employer contributions	—	433

TOTAL ASSETS	14,891,659	12,659,360

LIABILITIES
Distribution fee	250	—

NET ASSETS REFLECTING ALL INVESTMENTS AT
FAIR VALUE	14,891,409	12,659,360

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(88,009)	127,972

NET ASSETS AVAILABLE FOR BENEFITS	$14,803,400	$12,787,332

See accompanying notes.	3

AMERICANWEST BANK 401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2009

	For the year ended December 31,
	2009	2008
ADDITIONS (REDUCTIONS) TO NET ASSETS
ATTRIBUTED TO:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$2,381,920	$(8,630,593)
Interest and dividends	213,136	503,014

	2,595,056	(8,127,579)
Contributions:
Employer	265,124	861,694
Participants'	1,436,256	1,871,664
Rollovers from qualified plans	43,610	181,272

	1,744,990	2,914,630

Total additions (reductions)	4,340,046	(5,212,949)

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	2,272,059	4,450,900
Administrative expenses	51,919	61,187

Total deductions	2,323,978	4,512,087

NET INCREASE (DECREASE)	2,016,068	(9,725,036)

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	12,787,332	22,512,368

End of year	$14,803,400	$12,787,332

See accompanying notes.	4

AMERICANWEST BANK 401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009

Note 1 - Description of Plan

The following description of the AmericanWest Bank 401(k) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan Agreement, as amended, for a more complete description of Plan provisions.

General:

The Plan is a defined contribution plan, which became effective on January 1, 1978. The Plan was amended and restated effective January 1, 2007 changing the name to AmericanWest Bank 401(k) Retirement Savings Plan. The Plan was amended January 1, 2009 and April 16, 2009 to allow Roth 401(k) deferrals and to make the employer matching contribution discretionary, respectively. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is sponsored by AmericanWest Bank (Bank) and administered by an outside party.

Eligibility:

Any Eligible Employee who has completed six (6) months of service and has attained age 18 shall be eligible to participate as of the date such Employee has satisfied such requirements.

Contributions:

Participants may contribute up to 50% of their annual compensation, up to the maximum allowable under the Internal Revenue Code (IRC). Additionally, participants may rollover to the plan amounts previously contributed to another qualified plan.

The matching contribution through April 15, 2009 was equal to the sum of 100% of the amount of the Participant’s Deferred Compensation that was not in excess of 3% of the Participant’s Compensation, plus 50% of the amount of the Participant’s Deferred Compensation that exceeded 3% of the Participant’s Compensation but was not in excess of 5% of the Participant’s Compensation. The matching contribution and compensation are determined for each payroll period. Participants direct the Plan to invest their contributions into any combination of the investment options covered under the Plan. Effective April 16, 2009, the Bank discontinued the matching contributions to the Plan. The Bank made matching contributions of $265,124 and $861,694 during 2009 and 2008, respectively. Effective January 1, 2010, the Bank reinstated a matching contribution of 50% on the first 2% of employee deferrals.

Participant Accounts:

Each participant’s account is credited with the participant’s contribution and an allocation of the Bank’s contribution, Plan earnings and expenses. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting:

A Participant shall become fully vested immediately upon entry into the Plan.

5

AMERICANWEST BANK 401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009

Note 1 - Description of Plan (continued)

Loans to Participants:

Outstanding participant loans as of December 31, 2009 and 2008, were $18,556 and $31,725, respectively. Participants may not borrow from their account balances, however, the transfer of previously existing loan balances under the Far West Bank 401(k) Savings & Investment Plan was approved by the AmericanWest Bank Board of Directors on April 30, 2007. The outstanding loan balances as of December 31, 2009 and 2008, are related to this transfer. The loans are secured by the balance in the participant’s account and must be repaid in level payments through payroll deductions over a period not to exceed five years, except for the purchase of a principal residence which may be repaid over a reasonable period of time that may be longer than five years. The loans bear interest at rates that range from 7.75% to 10.50% and mature through November 2029. Interest income credited was $2,317 and $3,547 in 2009 and 2008, respectively. Participant loans are stated at their outstanding balances, which approximates fair value.

Payment of Benefits:

Participants entitled to distributions due to retirement, death, disability, or termination of employment will receive a lump-sum payment which meets the requirements of the Internal Revenue Code.

Forfeitures:

Employees are immediately 100% vested in employer matching contributions. There were no forfeitures at December 31, 2009 or 2008. Forfeitures are used to reduce future employer matching contributions. Forfeitures in the amount of $6,453 and $81,732 were used to offset employer matching contributions for the years ended December 31, 2009 and 2008, respectively and are related to participant balances that were merged into the Plan in 2006, from the AmericanWest Bancorporation Employee Stock Ownership Plan that are on a 5-year cliff vesting schedule.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting:

The financial statements of the Plan are prepared under the accrual method of accounting.

Parent of the Plan Sponsor Going Concern:

The financial statements have been prepared assuming that the Plan will continue as a going concern. Due to the regulatory capital position of the Parent of the Plan Sponsor (AmericanWest Bancorporation) at December 31, 2009, being “significantly under-capitalized” and other factors related to the Parent of the Plan Sponsor’s financial condition and results of operations as of and for the period ended December 31, 2009, certain operating restrictions and other requirements have been imposed by Federal and state banking authorities. Due to market conditions and the factors described, there is uncertainty about the Parent of the Plan Sponsor’s ability to satisfy regulatory requirements and to continue as a going concern. Despite the uncertainties relating to the Parent of the Plan Sponsor, the Plan would be expected to continue as a going concern.

6

AMERICANWEST BANK 401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009

Note 2 - Summary of Significant Accounting Policies (continued)

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation:

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date.

A fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value has been established, in accordance with accounting guidance. Refer to Footnote 4. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1—Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2—Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3—Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

There have been no changes in the methodologies used at December 31, 2009 and 2008. The following is a description of the valuation methodologies used for assets measured at fair value:

Shares of mutual funds are valued using the net asset value (NAV) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and is classified within level 1 of the valuation hierarchy.

Units held in collective investment trust are valued using the NAV of the fund. The NAV is based on the fair value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of units outstanding. The NAV of a collective investment trust is calculated based on a

7

AMERICANWEST BANK 401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009

Note 2 - Summary of Significant Accounting Policies (continued)

Investment valuation (continued)

compilation of primarily observable market information. The number of units of the fund that are outstanding on the calculation date is derived from observable purchase and redemption activity in the fund. Accordingly, the unit value for a collective investment trust is classified within Level 2 of the valuation hierarchy.

Common stock of AmericanWest Bancorporation is valued using a quoted price in an active market and is classified within level 1 of the valuation hierarchy.

Participant loans are not actively traded and significant other observable inputs are not available. Participant loans are stated at amortized cost which approximates fair value and are classified within Level 3 of the valuation hierarchy. Loans are secured by each respective participant’s account balance.

Subsequent events:

Subsequent events are events or transactions that occur after the statement of net assets available for benefits date but before the financial statements are issued. The Plan recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the statement of net assets available for benefits, including the estimates inherent in the process of preparing the financial statements. The Plan’s financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the statement of net assets available for benefits but arose after the statement of net assets available for benefits date and before the financial statements are issued. Note 9 provides disclosure of a certain subsequent event that did not result in recognition in the financial statements.

The Plan has evaluated events and transactions for potential recognition and disclosure through the date the financial statements were issued.

8

AMERICANWEST BANK 401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009

Note 2 - Summary of Significant Accounting Policies (continued)

Income Recognition:

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The net appreciation (depreciation) in fair value of investments consists of both the realized gains or losses and unrealized appreciation or depreciation of those investments.

Payment of Benefits:

Benefits are recorded when paid.

Risks and Uncertainties:

The Plan provides for various investment options in combinations of mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits. For risks and uncertainties regarding AmericanWest Bancorporation, participants should refer to the December 31, 2009, Form 10-K of AmericanWest Bancorporation filed with the Securities and Exchange Commission.

Expenses:

Certain administrative expenses of the Plan are paid by the Plan.

Note 3 - Investments

Individual investments that represent 5% or more of net assets available for benefits are as follows:

	As of December 31,
	2009	2008
Vanguard Int Term BD Index FD Signal	$2,463,407	$2,283,643
Morley Stable Value Fund	2,126,965	2,321,391
Growth Fund of America	1,605,303	1,255,843
DFA Intl Small Cap Value Portfolio	1,604,125	1,235,979
Dodge & Cox STK FD	1,453,990	1,322,347
JP Morgan Mid-Cap Value Fund	1,208,108	1,098,084
T Rowe Price Mid Capital Growth Fund	1,201,046	854,485
Buffalo Small Cap Fund	1,040,233	769,771
DFA US Small Cap Value Portfolio	989,010	734,131

9

AMERICANWEST BANK 401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009

Note 3 - Investments (continued)

During 2009 and 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated), respectively, as follows:

	During the year ended December 31,
	2009	2008
Mutual Funds	$2,545,446	$(5,235,510)
Collective investment trust	47,336	108,923
Common Stock of AmericanWest Bancorporation	(210,862)	(3,504,006)

Net appreciation (depreciation) in fair value of investments	$2,381,920	$(8,630,593)

Investment contracts:

The Morley Stable Value Fund (the Fund) is designed to provide preservation of capital and returns that are consistent regardless of stock and bond market volatility. The Fund seeks to earn a high level of income consistent with those objectives. The Fund holds guaranteed investment contracts, which typically have a fixed maturity. Each contract contains a provision the issuer will, if required, repay principal at the stated contract value for the purpose of paying benefit payments (fully benefit-responsive).

The Fund is presented at fair value on the statement of net assets available for benefits. The adjustment from fair value to contract value is based on the contract value per the audited financial statements of the Union Bond & Trust Company (which represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses).

In accordance with accounting guidance, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

10

AMERICANWEST BANK 401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009

Note 4 - Fair Value Measurements

The following table sets forth by level within the fair value hierarchy the Plan assets at December 31, 2009 and 2008:

	Investment Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Mutal funds:
Growth funds	$9,727,201	$—	$—	$9,727,201
Index funds	2,463,407	—	—	2,463,407
Balanced funds	102,316	—	—	102,316
Fixed income funds	82,706	—	—	82,706

Total mutual funds	12,375,630	—	—	12,375,630

Cash and cash equivalents	47,637	—	—	47,637
Collective investment trust	—	2,214,974	—	2,214,974
Common stock of AmericanWest Bancorporation	234,862	—	—	234,862
Participant loans	—	—	18,556	18,556

Total investments	$12,658,129	$2,214,974	$18,556	$14,891,659

	Investment Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$85,947	$—	$—	$85,947
Mutal funds	9,878,166	—	—	9,878,166
Collective investment trust	—	2,321,391	—	2,321,391
Common stock of AmericanWest Bancorporation	341,698	—	—	341,698
Participant loans	—	—	31,725	31,725

Total investments	$10,305,811	$2,321,391	$31,725	$12,658,927

Changes in the fair value of the Plan’s Level 3 investments during the year ended December 31, 2009, were as follows:

Loans to Participants
Balance, December 31, 2008	$31,725
Settlements and dispostions, net	(13,169)

Balance, December 31, 2009	$18,556

11

AMERICANWEST BANK 401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009

Note 5 - Tax Status

The Internal Revenue Service ruled on September 4, 2001, that the Volume Submitter Profit Sharing 401(k) Plan (the prototype plan of Corbel and Company upon which the Plan is based) qualifies under Section 401(a) of the Internal Revenue Code (IRC) and the related trust is, therefore, not subject to tax under present income tax law. The Plan is required to operate in conformity with the IRC to maintain its qualification. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Note 6 - Party-In-Interest Transactions

Certain plan investments are invested in a money market fund managed by Charles Schwab, Inc. Since Charles Schwab, Inc. is the custodian as defined by the Plan these transactions qualify as party-in-interest transactions. Certain plan investments are shares in AmericanWest Bancorporation common stock. AmericanWest Bancorporation is the parent company of AmericanWest Bank, the plan sponsor; therefore, these transactions also qualify as party-in-interest transactions. Effective November 15, 2009, AmericanWest Bancorporation stock was frozen as a future investment option in the Plan; however, participants who are currently invested in the stock may continue to hold it in their Plan accounts.

Note 7 - Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

Note 8 - Reconciliation to Form 5500

The following is a reconciliation of investments per the financial statements to the Form 5500:

As of December 31, 2009

Investments at fair value per the financial statements	$14,891,659
Adjustment to report collective investment trust at contract value	(88,009)

Investments per the Form 5500	$14,803,650

12

AMERICANWEST BANK 401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009

Note 8 - Reconciliation to Form 5500 (continued)

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500:

As of December 31, 2009

Net increase in net assets available for benefits per the financial statements	$2,016,068
Prior year adjustment to report collective investment trust at contract value	127,972
Prior year benefits payable per 5500	3,822

Net increase in net assets available for benefits per the Form 5500	$2,147,862

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

As of December 31, 2008

Net assets available for benefits per the financial statements	$12,787,332
Adjustment to report collective investment trust at contract value	(127,972)
Benefits payable per 5500	(3,822)

Net assets available for benefits per the Form 5500	$12,655,538

Note 9 – Subsequent Events

Effective January 1, 2010, the Plan was amended and restated as required every six years by the Internal Revenue Service. The amendment and restatement did not have any material changes and the Plan Administrator and the Plan’s tax counsel believe the changes had no impact on the tax status of the Plan.

13

SUPPLEMENTAL SCHEDULE

REQUIRED BY THE DEPARTMENT OF LABOR

AMERICANWEST BANK 401(k) RETIREMENT SAVINGS PLAN

EIN: 91-1259511

PLAN #: 002

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2009

(a)	(b) Identity of issuer, borrower, lessor or similar party	Shares/Units	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
	Vanguard Int Term BD Index FD Signal	229,795	mutual fund shares	**	$2,463,407
	Morley Stable Value Fund	95,707	units of collective investment trust	**	2,126,965
	Growth Fund of America	59,214	mutual fund shares	**	1,605,303
	DFA Intl Small Cap Value Portfolio	106,304	mutual fund shares	**	1,604,125
	Dodge & Cox STK FD	15,124	mutual fund shares	**	1,453,990
	JP Morgan Mid-Cap Value Fund	62,726	mutual fund shares	**	1,208,108
	T Rowe Price Mid Capital Growth Fund	25,291	mutual fund shares	**	1,201,046
	Buffalo Small Cap Fund	46,274	mutual fund shares	**	1,040,233
	DFA US Small Cap Value Portfolio	50,383	mutual fund shares	**	989,010
	Janus Overseas Fund	10,341	mutual fund shares	**	439,473
*	AmericanWest Bancorporation	579,906	common stock shares	**	234,862
	DFA International Value Portfolio	10,904	mutual fund shares	**	185,913
	Pioneer Cullen Value CL Y	6,119	mutual fund shares	**	102,316
	Vanguard F-I Secs S-T US Treasury	7,715	mutual fund shares	**	82,706
*	Schwab Government Money Fund	47,637	money market fund units	**	47,637
			Interest ranging from 7.75% to
			10.50% maturing through November
*	Participant Loans		2029	**	18,556

					$14,803,650

*	Indicates party-in-interest.
**	Information is not required as investments are participant directed.

15

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERICANWEST BANK 401(K) RETIREMENT SAVINGS PLAN

June 28, 2010	By:	/s/ Patrick J. Rusnak
Patrick J. Rusnak
President and Chief Executive Officer